
03024781

Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

July 18, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

July 18, 2003	Stock Exchange Announcement and Press Release re Statement made at Annual General Meeting held on 18 July 2003

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.



By: Christopher C. Roberts



Enclosure
cc: Chloe Cox, Senior Company Secretarial Assistant (w/o enc.)
T:073003
18031915-20.doc



REG-Electrocomponents AGM Statement

RNS Number:7081N
Electrocomponents PLC
18 July 2003

Embargoed to 12.00 noon 18 July 2003

ELECTROCOMPONENTS PLC

Statement Made At Annual General Meeting On 18 July 2003

Trading Update

We announced our results for the year ended 31 March 2003 on 29 May 2003 and provided a trading update.

Since May, the Group's monthly sales have continued to be broadly level with the same period last year on a like-for-like basis. Regional sales have also developed as stated in May, though sporadic strikes in Europe have caused some disruption. Our e-commerce sales have continued to grow rapidly.

At the beginning of June we successfully switched to our new European integrated system in France.

Gross margin, costs and cash flow have continued to be managed effectively.

Contacts:

Ian Mason	Chief Executive	01865 204000
Jeff Hewitt	Deputy Chairman / Finance Director	01865 204000
Diana Soltmann	Flagship Consulting Ltd	0207 886 8440
Andy Berry	Flagship Consulting Ltd	0207 886 8440